Filed Pursuant to Rule 424(b)(3)
File No. 333-130815

PROSPECTUS SUPPLEMENT
to Prospectus dated December 20, 2006

ETHANOL GRAIN PROCESSORS, LLC

Minimum Offering:  25,000,000 Units, $50,000,000

Maximum Offering:  31,175,000 Units, $62,350,000

Offering Price:  $2.00 per Unit

We are offering an aggregate minimum of 25,000,000 and an aggregate maximum of 31,175,000 capital units of Ethanol Grain Processors, LLC, a Tennessee limited liability company. This prospectus supplement contains changes from and additions and updates to certain information contained in the prospectus dated December 20, 2006 accompanying this prospectus supplement.  All references in this prospectus supplement to the “prospectus” are to our prospectus dated December 20, 2006.  This prospectus supplement and the prospectus together constitute the prospectus by which we are offering and selling the units. You should read the entire prospectus, as updated by this prospectus supplement, and the documents referred to by each of them, carefully in order to fully understand our business, the offering and the units we are offering.

RECENT DEVELOPMENTS

The following pages of this prospectus supplement contain, among other things, information regarding the following recent developments:

•                  We have received and accepted a subscription for 20,002,500 units ($40,005,000) in this offering from VBV LLC.

•                  We have closed on the purchase of our 230-acre intended plant site from Obion Grain Co., Inc. in exchange for 575,000 capital units.

•                  We have entered into a corn purchasing agreement with Obion Grain Co., Inc., that takes the place of the corn procurement provisions in the site purchase option contract.

•                  We have entered into a contract with Harold Coffey Construction, Inc. for the performance of site preparation work required for our ethanol plant project.

You should rely only on the information contained in the prospectus and this prospectus supplement in making an investment decision. Neither the prospectus nor this prospectus supplement constitutes an offer to sell or a solicitation of any offer to buy any of the units offered to any person or by anyone in any jurisdiction where it is unlawful to make such an offer or solicitation. The information contained in the prospectus and this prospectus supplement is accurate only as of the date of the prospectus and this prospectus supplement, respectively, regardless of the time of delivery of the prospectus and this prospectus supplement or any sale of the units.  Neither the delivery of the prospectus and this prospectus supplement nor the sale of the units shall create the implication that there has been no change in the information or in our business since the respective dates of the prospectus and this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the information contained in this prospectus supplement or the accompanying prospectus dated December 20, 2006.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 22, 2006.

VBV LLC Subscription

On December 21, 2006, VBV LLC, we received and accepted a subscription for 20,002,500 units ($40,005,000) in this offering from VBV LLC, an entity controlled and majority-owned jointly by Virgin Group Holdings Limited and Bioverda Limited or their affiliates.

Site Acquisition and Corn Purchasing Agreement

In the section entitled “Management’s Plan of Operations—Site Option Agreement” of our prospectus dated December 20, 2006, we stated that we had entered into a site purchase option contract with Obion Grain Co., Inc., and described, among other things, the contemplated purchase of a 230-acre site and various corn procurement provisions.

On December 22, 2006, we closed on the purchase of our 230-acre intended plant site as contemplated by the site purchase option contract.  The property acquired was valued at $1,150,000 by our Board of Governors, and was contributed to the company in exchange for the issuance of  575,000 capital units.

On December 22, 2006, we also entered into a corn purchasing agreement with Obion Grain Co. This agreement expressly supersedes the provisions regarding corn procurement under the site purchase option contract. As a result, the first two paragraphs on the top of page 35 of our prospectus dated December 20, 2006 are no longer valid. Instead, following is a description of our corn procurement relationship with Obion Grain Co., the seller, as provided for under the new corn purchasing agreement:

1.             We will commit to buy a specific number of bushels (the “Committed Bushels”) of seller’s fall corn Harvest (defined below) f.o.b. our planned ethanol plant, up to a maximum of 3,500,000 bushels annually.  The actual number of Committed Bushels will be at seller’s option and will be set on or before August 15 of each Harvest year.

2.             The Committed Bushels will be sold and bought and priced in multiples of 5,000 bushels at 12% above seller’s actual cost of corn at the time of pricing, delivered to the plant (i.e., the cost of delivery shall be borne by seller and is included in the 12% gross margin; and delivery costs to the plant are not considered part of the actual cost of corn).  We will have the right from time to time to inspect the records of seller to determine and verify seller’s cost of corn.  The Committed Bushels will be priced no later than the end of Harvest.  It is contemplated that pricing will be done during CBOT trading hours.  All Committed Bushels must be #2 yellow corn and be a “commercially acceptable product” in accordance with standards and specifications established by us from season to season.  Our established grading standards, premium and discounts schedules, and standardized delivery rules and regulations will apply.

3.             All Committed Bushels bought by us for deferred delivery will be stored by seller at the published tariff rates.  Stored corn will be delivered to us at the plant at our call.

4.             “Harvest”, for purposes of the corn purchasing agreement, shall be the period when combines are actively bringing corn from the fields.  Our commitment to purchase corn from seller under paragraphs 1 and 2 above shall only exist during Harvest.

5.             We shall have no obligation to purchase corn under the corn purchasing agreement until we first take delivery of corn for processing at the plant.

6.             Subject to all terms, provisions and conditions set forth in the corn purchasing agreement, seller shall be the exclusive supplier to us of all corn obtained from farms, storage facilities or grain elevators, whether commercial or privately owned, in Obion County, Tennessee and/or the counties contiguous thereto (i.e., Lake, Dyer, Gibson and Weakley Counties in Tennessee; and Fulton, Hickman and Graves Counties in Kentucky); provided, that only the Committed Bushels will be priced as set forth in paragraph 2 above.

7.             Notwithstanding any term, provision or condition to the contrary set forth in the corn purchasing agreement, the parties further agree as follows:

(a)           It is the expectation of the parties that seller’s price of all corn (including, without limitation, the Committed Bushels) will be at or less than the price (in the ordinary course of business) of other commercially reasonable alternatives;

(b)           The National Grain and Feed Association trade rules shall apply to the sale and purchase of all corn under the corn purchasing agreement;

(c)           The parties shall work together in good faith to develop efficient and effective policies and procedures related to the purchasing and delivery of corn under the corn purchasing agreement, and agree that such policies and procedures shall be subject to annual review of both parties; and

(d)           The corn purchasing agreement shall expire upon either party or its respective successors or assigns ceasing operations permanently, or by mutual consent.

8.             Enforcement of this corn purchasing agreement shall be governed by the Rules of the National Grain and Feed Association.

As stated in our prospectus dated December 20, 2006, Obion Grain Co. operates a local elevator in Obion, Tennessee and several additional elevator facilities in neighboring communities. An affiliate company, Dyersburg Elevator Company, Inc., operates an elevator facility in Dyersburg, Tennessee. Prior to giving effect to the closing on the site purchase, each of Obion Grain Co. and Dyersburg Elevator Company held 223,535 of our capital units. In addition, both entities are affiliated with three of our eight governors. See the section entitled “Certain Relationships and Related Party Transactions” in our prospectus dated December 20, 2006.

Site Preparation Work Contract

On December 22, 2006, we entered into a contract with Harold Coffey Construction, Inc. for the performance of site preparation work required for our ethanol plant project. Under the contract, Coffey Construction, the contractor, will be performing both our plant site excavation work (Phase I) and a significant portion of our rail track excavation work (Phase II).

Prior to the commencement of each phase, the contractor is to prepare and deliver a schedule of the work included within the phase, to be updated periodically.  Phase I is to be substantially completed within approximately 112 days from the date we deliver a notice to proceed, with extensions to be granted for work modifications, weather or other site conditions or unforeseeable causes.  Once Phase I has been substantially completed and we authorize the removal of the soils removed as part of Phase I and used as engineering weight and otherwise stockpiled for use in Phase II, and we give a notice to proceed on Phase II, Phase II is to be substantially completed within approximately 135 days (again subject to extension).

All pricing is to be done on an agreed per-unit basis for each of the contemplated elements of the work.  Based on the unit prices, we have estimated the total costs of Phase I at approximately $4,476,000 and of Phase II at approximately $2,800,000. Work is to be billed on a monthly basis, subject to our retainage of 10% of the amount billed until the work is half-way completed and then reduced to 5%.  Upon full and timely completion of each phase, we are to pay the retainage for each phase with the final payment for the work included in each phase.

The contract also contains provisions regarding supervision and subcontracting, inspections and testing, corrections of defective work, change orders, insurance requirements, indemnification and dispute resolution.

We may terminate the contractor’s services in the event of its bankruptcy or similar circumstances, its failure to supply suitable workers, materials or equipment, its failure to make prompt payment to subcontractors or suppliers, its disregard for applicable laws or our authority, its falling materially behind the project schedule without an acceptable plan to return to schedule, or its other violation of the contract documents.  Then, upon completion of the work, in the event the unpaid balance of the contract price exceeds the completion costs incurred by owner, we must pay the excess to the contractor. Or, if the completion costs exceed the unpaid balance, the contractor would be required to pay the difference to us.  Conversely, the contractor may terminate the contract if we are in default.